CORRESPONDENCE

August 26, 2020

U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Joseph Cascarano Robert S. Littlepage Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:       Saga Communications, Inc.

Form 10-K for Fiscal Year ended December 31, 2019

Filed March 13, 2020

File No. 001-11588

Dear Mr. Cascarano and Mr. Littlepage:

On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated August 12, 2020, which references your original letter dated July 8, 2020.  Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings.

For your convenience, Saga’s response tracks the item identified in your letter and is set forth in italics.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 1. Summary of Significant Accounting Policies, page 54

1.        We note your response to prior comment 1.  We also note “other senior management” is responsible for the operational oversight of radio markets and for communication of results to the CODM.  Please identify and describe the role of “other senior management” and tell us whether their function is that of segment management, as that term is defined in ASC 280-10-50-7.

As you have noted, in our correspondence of July 22, 2020, we advised that managers at the radio market level do not report to the chief operating decision maker (“CODM”) and instead report to other senior management, who are responsible for the operational oversight of radio markets and for communicating results to the CODM.

Additionally, we noted in our correspondence of July 22, 2020 that we have aligned our radio markets with similar characteristics into one reportable and one operating radio segment. Per ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this subtopic, if the operating segments have similar economic characteristics, and if the operating segments are similar in each of the following areas:

a.    The nature of the products and services;

b.    The nature of the production processes;

c.    The type or class of customer for their products and services;

d.   The methods used to distribute their products or provide their services; and

e.   If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believe we have met the aggregation criteria provided in paragraph ASC 280-10-50-11 since it is our opinion that our operating segments have similar economic characteristics. Below is a discussion of the factors considered in evaluating the aggregation criteria of ASC 280-10-50-11:

➢   Similar Economic Characteristics: Revenue is generated from the sale of commercial broadcast time to advertisers – this is identical within each of our operating segments (i.e. radio markets). Any change in our revenue, with the exception of business combinations, is generally the result of pricing adjustments, which are made to ensure that the operating segment efficiently utilizes available inventory. Advertising rates charged by each of our radio operating segments are based primarily on our ability to attract audiences in the demographic groups targeted by advertisers, the number and type of competitors within the given market and the supply of and demand for radio advertising time. The nature of our operating expenses that comprise our radio reportable segment is identical for each radio operating segment (e.g. employee salaries, depreciation and amortization, programming expenses, technical operating expenses, solicitation of advertising and promotion expenses). Part of our expense structure is variable and thus fluctuates depending on the revenue of the market (i.e. sales commissions and music licensing fees).

➢   The nature of the products and services: Our radio operating segments are similar in regards to the services they offer. Each radio operating segment provides a combination of AM and FM stations and the related programming to the public listening audience and provides on-air advertising to our advertising customers.

➢   The nature of the production processes: Our production process includes selling air time to a customer, receiving the customer’s advertising copy, playing the advertisement, and billing the customer for the air time. This process is identical for all of our radio operating segments within our radio reportable segment.

➢   The type or class of customer for their products and services: The type or class of customers is identical within all of our radio operating segments. From a local perspective, our customers are similar in type or class; whether it is a restaurant or local automotive dealership. From a national perspective, many of our customers are the same throughout our operating segments.

➢   The methods used to distribute their products or provide their services: We distribute our services identically in all radio operating segments (using the AM and FM signals) to broadcast customer advertisements. In addition, our operating segments share resources such as training techniques for our salespeople, programming assistance, business practices and certain accounting systems.

➢   The nature of the regulatory environment: The ownership and operation of the stations within each of our operating segments are subject to the jurisdiction of the Federal Communications Commission, which acts under authority granted by the Communications Act of 1934.

Based on the above, we believe it is proper to aggregate all of our radio markets into one operating radio segment, which also classifies as one reportable segment.

The “other senior management” we were referring to in our prior correspondence are the following corporate officers: the Senior Vice President of Operations(COO); the Senior Vice President, Treasurer and Chief Financial Officer (CFO); the Corporate Secretary; the Senior Vice President – Finance, Chief Accounting Officer (CAO) and Corporate Controller; and the Vice President of Programming. Each of these members of senior management oversee various aspects of the radio operating segment. They are directly accountable and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the radio operating segment as described in ASC 280-10-50-7 and should be viewed, collectively, as our radio operating segment management.

Examples of the roles of this other senior management and their interaction with the CODM include, but are not limited to:

●     The CFO and CAO review all financial information on a monthly basis for the radio markets and report to the CODM at least quarterly, or more frequently as needed, the financial results of the radio operating segment, and how the Company is performing compared to budget and to prior years.

●    The CFO and CAO also discuss with the radio market managers the necessity and need for capital expenditures and other required capital investment decisions across the radio operating segment, and then discuss those needs and decisions with the CODM.

●    The CFO, CAO and COO review revenue pacing and projection data for the radio operating segment, and present the status of the anticipated revenue results for the radio operating segment to the CODM.

●    Needed technological enhancements are presented to the appropriate senior management officer for review, based on its intended use by IT, engineering and the radio market managers, and then, if preliminarily approved by senior management, presented by the appropriate senior management officer to the CODM for final approval.

●    The Corporate Secretary and COO oversee the human resource department for the radio operating segment and report to the CODM regarding matters he should be made aware of.

●    The COO and the Vice President of Programming meet regularly with the CODM to discuss operating activities of the radio markets related to programming. These discussions include changes to radio formats, music selection, station imaging and branding, new programming initiatives, the evaluation of on-air talent, and other similar matters.

●    The COO reports to the CODM regarding sales initiatives, sales training, staffing and operational strategic planning across the radio operating segment.

As stated in your letter, Saga acknowledges that after reviewing our response to your comments, you may have additional comments.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Samuel D. Bush
Samuel D. Bush
Senior Vice President, Treasurer and
Chief Financial Officer

cc:       Edward K. Christian, President and Chief Executive Officer

Timothy J. Clarke, Finance and Audit Committee Chairman